Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 23, 2003

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on June 23, 2003, entitled "STATOIL ACQUIRES GAS ASSETS IN ALGERIA".

STATOIL ACQUIRES GAS ASSETS IN ALGERIA

Statoil (OSE: STL, NYSE: STO) and BP have today, 23 June, signed an agreement whereby Statoil will acquire 49 per cent of BP's interests in the In Salah gas project and 50 per cent of BP's interest in the In Amenas gas project, both in Algeria. For this, Statoil will pay BP USD 740 million.

As part of the agreement, the two companies will work together with Sonatrach, the Algerian State Oil and Gas Company, in a joint operation of the two projects under development in Algeria.

Following this transaction, Statoil will have a 31.85 per cent interest in the In Salah revenue sharing contract and a 50 per cent interest in the In Amenas production sharing contract.

Gross recoverable reserves for these two projects are estimated to be 2 275 million barrels of oil equivalent, including 170 billion cubic metres of gas (1 070 million barrels of oil equivalent) from In Salah and 140 billion cubic metres of gas (880 million barrels of oil equivalent) and 325 million barrels of liquids from In Amenas.

Statoil and BP will have equal representation on all management committees and boards governing the two projects. In addition, there will be parity in terms of secondees shortly after the start of the operational phase for each project.

The transaction marks Statoil's entry to Algeria and provides an important platform for further organic growth in the country. With leading gas value chain development capabilities, Statoil is well positioned to work with BP and Sonatrach to deliver Algerian gas cost-effectively to the European markets.

As a consequence of the transaction, Statoil will increase its 2007 production target by 50 000 barrels of oil equivalent (boe) per day to 1 350 000 boe per day. This corresponds to an increase in the annual growth rate from five to six per cent. The other 2007 key performance targets, including the return on average capital employed (RoACE) of 12.5 per cent, will be maintained. Key performance targets for 2004 are based on organic growth and the effects of this transaction will therefore be excluded when reporting against the 2004 targets.

'This transaction gives Statoil an excellent position working with BP and Sonatrach in a major gas province with significant growth potential,' says Olav Fjell, chief executive of Statoil. 'This is an important step towards fulfilling our international growth and gas strategy, and the transaction supports our key performance targets in 2007.'

'We are very pleased to acquire these commercially-attractive growth options at an important stage of their development,' says Richard Hubbard, Statoil's executive vice president for International Exploration & Production. 'These assets will underpin strong production growth for our international portfolio.'

The completion of these negotiations represents an important step for BP and Statoil towards the execution of their respective strategies.

Tony Hayward, BP's chief executive of exploration and production, says: 'We are pleased to welcome Statoil into these projects and look forward to working with it and Sonatrach to bring the projects on to production in 2004 and 2005.'

Production from In Salah is planned to start in mid-2004, with peak production of nine billion cubic metres per annum of gas, and from In Amenas in late 2005, with peak production of nine billion cubic metres of gas per annum plus an additional liquid production of 60 000 barrels per day.

The terms of the agreement will be submitted to the European Commission for clearance of the change of control of the In Salah gas project under EU merger rules. In addition, the terms of the agreement will be submitted to the Algerian Ministry of Energy and Mines, the Algerian oil industry regulator, to obtain the necessary consent and eventual gazettal authorising the transaction. In addition, Sonatrach has pre-emption rights over the partial assignment of BP's interests in both assets.

For further information contact:

Statoil - public affairs
Kristin Bremer Nebben: +47 957 24 363 (mobile)

Statoil - investor relations:
Mari Thjømøe: +47 907 77 824 (mobile)
USA: Thore E Kristiansen, +1 203 978 6950 (office), +47 916 64 659 (mobile)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: June 23, 2003	By:	/S/ Inge. K. Hansen Inge K. Hansen Chief Financial Officer